Exhibit 4.4

                       AMENDMENT NO. THREE TO THE AMENEDED
                      AND RESTATED DIVIDEND REINVESTMENT,
                    STOCK PURCHASE, RESIDENT STOCK PURCHASE
                       AND EMPLOYEE STOCK PURCHASE PLAN


The Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan (the "Plan") of Home Properties of New York, Inc. is hereby amended to

        1. provide that the maximum number of shares of Common Stock which are available for purchase under the Plan with optional cash paymentis is 6,650,000 shares and that the aggregate number of shares of Common Stock available under the Plan is 7,550,000 shares; and

        2. provide that Section 6 of the Plan is amended to read as follows:

6.     STOCK PURCHASE PLAN.

       As Participant's Agent, Agent will receive monthly or other, as determined by the Participant, voluntary cash investments from all other Participants. Agent will apply such funds towards the purchase of shares of Common Stock for the Participant's account. The Purchase Date with respect to voluntary cash payments shall be once per month on or about the tenth of each month. Optional cash payments received by the Agent prior to the beginning of the five (5) day pricing period of each month will be invested on the applicable Purchase Date. The purchase price per share for shares purchased for the Plan with optional cash payments made by stockholders of record of Home Properties ("Stockholders") and limited partners of record of Home Properties of New York, L.P. ("Operating Partnership"), and all affiliate owned limited partnerships ("Partners") shall be 97% of the Plan Purchase Price for the applicable Purchase Date, subject to the conditions of paragraph 18(b) below. The purchase price per share for shares purchased for the Plan with optional cash payments made by persons who are not Stockholders, Partners, Residents or Employees on the Purchase Date shall be 97% of the Plan Purchase Price for the applicable Purchase Date. Subject to the provisions of paragraph 7 below, any optional cash payments by Participants who are Stockholders, Partners, Residents or Employees may be no less than $50 and no more than $5,000 in the aggregate in any one month. Subject to the provisions of paragraph 7 below, any optional cash payments by persons who are not Stockholders, Partners, Residents or Employees may be no less than $2,000 and no more than $5,000 in the aggregate in any one month. No interest will be paid on funds held by the Agent prior to investment. Voluntary cash investments received by the Agent will be returned to Participant upon written request received by the Agent at least two (2) business days prior to the applicable Purchase Date.